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                                       For more information, contact:

                                       USCS International, Inc.
                                       Doug Shurtleff
                                       Chief Financial Officer
                                       Linda Cutler
                                       Vice President, Investor Relations
                                       (916) 636-5861

                                       Morgen-Walke Associates, Inc.
                                       Jim Byers, Suzanne Craig, Doug Sherk
                                       (415) 296-7383
                                       Josh Passman
FOR IMMEDIATE RELEASE                  (212) 850-5698


                USCS INTERNATIONAL COMMENTS ON TCI ANNOUNCEMENT


     RANCHO CORDOVA, Calif., August 11, 1997 - USCS International, Inc. (Nasdaq:USCS) today reported that it received notification from Tele-Communications, Inc. (TCI) after the stock market opening that a competitive bid had been chosen by affiliates of TCI for a 15-year customer management contract and the purchase of the SUMMITrak assets. SUMMITrak is an in-house customer care and billing system in beta test by affiliates of TCI.

     "As previously reported, we have been planning for a migration of TCI's U.S. subscribers to the SUMMITrak system," stated Dr. James Castle, chairman and chief executive officer of USCS. "We, along with several other companies, have been in disussions with TCI regarding the potential sale of the SUMMITrak assets and the associated long term customer management contract. We made an attractive offer to TCI and we were told we would be notified of their decision at the close of business today. TCI's decision will not have an impact on our previously stated long term strategy to grow and diversify our customer and geographic base. We will continue to aggressively pursue business in the worldwide telecommunications market including U.S. cable. In addition, we have been expanding our presence in industries outside of our traditional telecommunications marketplace."


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     Dr. Castle noted that for the six month period ended June 30, 1996, TCI and its affiliates represented approximately 18% of USCS International's total revenues. "It is important to note that we believe there will be a orderly transition of TCI subscribers over an extended period, thus reducing both the short and long term impact on our Company's financial performance," Dr. Castle concluded.

     This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. Actual results could differ materially from those projected in the forward-looking statements, which involve a number of risks and uncertainties and should be considered in conjunction with the cautionary statements contained in the registration statement filed by USCS on Form S-1 and declared effective by the Securities and Exchange Commission on June 20, 1996, and its report on Form 10K for the year ended December 31, 1996.

    USCS International is a leading provider of customer management software and statement processing solutions to the global communications marketplace. In the United States, the Company currently serves 58 percent of all cable television subscribers, 30 percent of all cellular telephone subscribers and 11 percent of all landline telephone subscribers. USCS International's clients include providers of cable television, wireless and landline telephony, direct broadcast satellite and multiple communications services in the United States and 20 other countries. More information on USCS International can be found at http://www.uscs.com.